SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2009

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-127013, 333-141654, 333-155442 and
333-155444.

                                 RADVision Ltd.
6-K Items

     1. Press release re RADVISION to Present at the Seventh Annual Wedbush Morgan Management Access Conference on March 11th dated March 5, 2009.

     2. Press release re Datang Mobile Selects RADVISION'S IMS Express Developer Solution dated March 11, 2009.

     3. Press release re High Definition Video Engine from RADVISION and TI Allows Developers to Create Interactive Video Telephony Products dated March 25, 2009.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION to Present at the Seventh Annual Wedbush Morgan Management Access Conference on March 11th

Thursday March 5, 2009, 8:00 am EST

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, announced today that Adi Sfadia, Chief Financial Officer, and Robert Romano, Vice President of Enterprise Marketing, will speak at the Seventh Annual Wedbush Morgan Management Access Conference in New York on Wednesday, March 11th, from 11:15 to 11:55 a.m. (Eastern).

Wedbush Morgan Securities will host a live webcast of the Company's presentation, which can be accessed at http://www.wsw.com/webcast/wedbush8/rvsn/ and on the Investor Events page of the RADVISION web site at www.radvision.com or by clicking on the following link: www.radvision.com/InvestorEvents/wedbush.

A replay of the event will be available on the RADVISION web site approximately three hours after the live event and accessible for ninety days.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

RADVISION
Adi Sfadia, 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

Datang Mobile Selects RADVISION'S IMS Express Developer Solution

Datang Mobile (China) to Develop The TLM3000 IMS System, a Full IMS/NGN Core Network Solution, Using RADVISION's IMS Express - a Comprehensive IMS Developer Suite Including IMS SIP, Diameter, Megaco and Advanced RTP

Wednesday March 11, 2009, 8:00 am EDT

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, announced today that its IMS Express Developer Solution has been selected by Datang Mobile Communications Equipment, a leading Chinese telecom equipment vendor, to develop the TLM3000 IMS system, a full IMS/NGN core network solution.

"Datang Mobile was looking for a full IMS developer solution that would significantly reduce Time-to-Market and reduce overall development investment," said Zhao Xin, General Manager of Datang system department. "We have chosen RADVISION's IMS Express as it provides an unparalleled comprehensive solution from a standard support perspective featuring a complete portfolio of IMS SIP, MEGACO, DIAMETER and RTP, with the best interoperability available."

"Customers choosing RADVISION's developer solution leverage our 17 years of VoIP signaling experience with continuing leadership and support of leading edge telecom technologies such as IMS," said Avishai Sharlin, General Manager of RADVISION's Technology Business Unit. "Our IMS 3GPP release 8 compliant developer solutions are used by hundreds of VoIP vendors spanning mobile, fixed and cable products. As a returning customer, Datang proves yet again the value our developer solutions bring to our customers."

The RADVISION IMS Express is the most comprehensive development solution for next-generation IMS network elements and includes the IMS SIP, DIAMETER, MEGACO, RTP and ICE & STUN NAT Traversal Toolkits, and the ProLab(TM) IMS Testing & Analysis solution. The RADVISION IMS Express is compliant with the latest IMS 3GPP, TISPAN, and Packet Cable 2.0 specifications, and provides high performance, feature-rich functionality with high flexibility, customizability and extensibility.

About Datang Mobile

Datang Mobile Communications Equipment Co., Ltd (Datang Mobile), registered and established in Beijing on February 8, 2002, is one of the core members of Datang Telecom Technology and Industry Group. The company headquarters are in Beijing, with one subsidiary in Shanghai and one branch in Xi'an. Taking its excellent innovation and long-term accumulation, Datang Mobile is dedicated to the research and development of TD-SCDMA, a home grown international 3G standard. With the operation principle of `joint development, virtual manufacture and entrusted operation', and on the basis of its self-own core intellectual property right and the whole series of products including infrastructure and terminal, Datang Mobile is committed to providing the total solution for the customers in the area of public and private communication networks. For more information about Datang Mobile's solutions, please visit www.datangmobile.cn.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:

Corporate:
RADVISION Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney/ Todd Barrish, +1 212-704-7385 sean@dukaspr.com / todd@dukaspr.com or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                                  Source: RADVISION

High Definition Video Engine from RADVISION and TI Allows Developers to Create Interactive Video Telephony Products

Solution offers developers a fast and cost-effective path to embed high definition video communications

Wednesday March 25, 2009, 8:00 am EDT

TEL AVIV, Israel--(BUSINESS WIRE)--Texas Instruments Incorporated (TI), and RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over Internet Protocol (IP) networks, 3G and emerging next-generation IP Multimedia Subsystem (IMS) networks, today announced their commitment to high-definition video communications. This effort and the resulting solution enable developers to build high end, high-definition interactive video terminals at a cost that is considerably lower than that of today's solutions.

The RADVISION and TI solution is suitable for the development of video communications enabled devices for both consumer electronics and enterprise markets. These devices include products such as television sets, projectors, video phones, enterprise room systems, set-top boxes, LCD monitors, surveillance products, netbooks and digital photo frames.

This solution is comprised of TI's video communications demo board, a design incorporating TI's TMS320DM6467 and TMS320DM6437 digital media processors based on DaVinci(TM) technology and RADVISION's BEEHD, a High Definition interactive video engine for developers.

TI's DM6467 allows simultaneous video encoding and decoding at 720p resolution and up to 30 frames per second. It is designed to support high-definition video communication solutions at a low bill of materials (BOM) cost.

"This effort presents a unique opportunity to bring high quality and cost effective interactive video to the market, thus easily making any device a videoconferencing device," said Adi Paz, Vice President Products and Business Development for RADVISION Technology Business Unit. "TI's DM6467 digital media processor is a cost effective solution and has enabled us to provide a high quality video conferencing terminal engine to customers."

RADVISION's BEEHD is a revolutionary and unique software platform that handles all video telephony requirements: from signaling and call control to media components. With media quality and user experience in mind, BEEHD incorporates special mechanisms to reduce latency, improve video quality over internet connections, and makes it easy to install and manage.

"RADVISION was the right choice when we decided to bring a high-end and complete interactive video solution to our customers," said J.B. Fowler, Video Communications Business Manager, Texas Instruments. "RADVISION's unique experience and vast knowledge in both video coding and VoIP technologies enables us to provide a high quality solution that is unparalleled in the market."

RADVISION is developing the entire video engine for TI's digital media processors. This includes specialized mechanisms built into the codecs and the media system for improving media quality and developing a reference application for OEMs. This enables rapid development and short time-to-market, while maintaining high flexibility and extensibility. The solution incorporates all required components leaving only minimal mandatory effort, such as GUI design and integration, for OEMs.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney / Todd Barrish, +1 212-704-7385 sean@dukaspr.com / todd@dukaspr.com or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                     (Registrant)



                                By: /s/Rael Kolevsohn
                                    -----------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: March 31, 2009